

Mail Stop 7010

March 28, 2008

Mr. Bill W. Wheat
Executive VP and CFO
D.R. Horton, Inc.
301 Commerce Street; Suite 500
Fort Worth, TX 76102

> **RE:** **Form 10-K for the fiscal year ended September 30, 2007**
> **Form 10-Q for the period ended December 31, 2007**
> **Form DEF 14A filed on December 19, 2007**
> **File No. 1-14122**

Dear Mr. Wheat:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Key Results, page 22

2. We note your presentation of homebuilding pre-tax income before pre-tax charges for goodwill impairment, inventory impairments and write-offs of deposits and pre-acquisition costs related to land option contracts. Since this represents a non-GAAP measure, you should ensure either:
   (a) the measure is not presented in the filing or
   (b) you present the disclosures required by Item 10(e) of Regulation S-K. Any disclosures in the filing should:
      • reconcile to operating income and as well as to net income to highlight the differences between the non-GAAP measure and operating income;
      • identify this amount as a non-GAAP performance measure;
      • state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
      • explain why your management believes that this measure provides useful information to investors;
      • state how your management uses the non-GAAP measure;
      • provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities; and
      • state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.

Overview of Current Capital Resources and Liquidity, page 43

Homebuilding Capital Resources, page 44

3. Please present reconciliations to show how the following ratios are computed:
   • Leverage ratio
   • Ratio of Adjusted EBITDA to Interest Incurred
   • Minimum Tangible Net Worth

Critical Accounting Policies, page 51

4. We note your material write-offs of approximately $107.3 million of earnest money deposits and pre-acquisition costs related to land option contracts and your inventory impairment charges for the year ended September 30, 2007 of $1,222.2 million. Based on the significance of these charges, your critical accounting policy for inventory appears to be too general in nature to provide an investor with sufficient information about management's insights and assumptions with regards to how you have determined the amount of write-offs as well as the recoverability of your remaining balance. Please expand your critical accounting policy disclosures to address the following:

    *   Describe the steps that you perform to separately review your (i) construction in progress and finished homes, (ii) residential land and lots – developed and under development and (iii) land held for development;

    *   We note your disclosure on page 68 that 74% of your $1,222.2 million in impairment charges was attributable to residential land and lots and land held for development while the remaining 26% was recorded to residential construction in progress and finished homes in inventory. Discuss how you determined the amount of the write-offs that were necessary. Please explain the main assumptions you used in this determination as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions;

    *   Address the determining factors you have identified to assess the appropriateness of moving forward with land development or to write-off related amounts;

    *   We note that one of the deteriorating market conditions you cite is a significant increase in cancellation rates. Your disclosures on page 68 seem to indicate that certain segments may be more affected by elevated cancellation rates than others. Therefore, please provide disaggregated disclosures regarding the cancellation rates by segment; and

    *   We note your disclosure on page 68 that communities with a combined carrying value of $2,622.4 million as of September 30, 2007 had indicators of potential impairment and ultimately it was determined that projects with a carrying value of $940.5 million as of September 30, 2007 were impaired. Please provide disaggregated disclosures regarding the carrying value of potentially impaired and impaired projects by segment.

Item 8 – Financial Statements and Supplementary Data, page 58

Note B – Inventory Impairments and Land Option Cost Write-Offs, page 67

5. We note the reference to the use of price concessions and incentives to close sales in certain markets. If you are using any incentives other than a decrease in the sales price of the home, please briefly describe these incentives to us and provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66.

FORM DEF 14A FILED DECEMBER 19, 2007

Executive Compensation
Compensation Discussion and Analysis
Annual Bonus Incentive, page 22

6. Please quantify your percentage of consolidated quarterly pre-tax income performance target(s) and any other performance targets considered. Please identify and quantify the "performance metrics related to consolidated pre-tax income" mentioned on page 23. In this respect, we note the disclosure beginning on page 24 regarding performance targets and formulas relating to these targets for 2008. Next year, when you discuss the 2008 bonuses, please identify and quantify all targets and disclose all formulas.

Other Named Executive Officers-Corporate, page 23

7. Please provide more guidance and analysis regarding how you arrived at the bonus amounts for Messrs. Wheat, Dwyer and Fuller.

Other Named Executive Officers-Region Presidents, page 24

8. Please identify and quantify all performance targets for these officers and clarify how you determined the bonus amounts based upon the results from each of the different targets.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief